UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2022

COMMISSION FILE NUMBER: 001-33373

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)

3 Iassonos Street

Piraeus, 18537 Greece

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On July 14, 2022, Capital Product Partners L.P. (the “Registrant”) announced that its wholly owned subsidiary, CPLP Shipping Holdings PLC (the “Issuer”), launched an offering in Greece of up to €100 million of unsecured bonds (the “Bonds”), which will be admitted to trading in the Fixed Income Securities category of the Regulated Market of the ATHEX (the “Exchange”). The Bonds will be guaranteed by the Registrant. The offering is expected to close on July 22, 2022, and trading of the Bonds on the Exchange is expected to commence on July 27, 2022.

The Bonds have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any U.S. state or other jurisdiction other than Greece and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act and any other applicable securities laws. This announcement does not constitute an offer to sell or the solicitation of an offer to buy the Bonds, nor shall it constitute an offer, solicitation, or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful. In addition, this announcement is not intended as and shall not constitute an offer to the public or advertisement of securities in Greece or an invitation to make offers to purchase any securities in any EEA Member State within the meaning of Art. 2(d) or 2(k) of the Prospectus Regulation respectively.

Description of the Bonds

The Bonds are expected to have a seven-year maturity. Starting on the second anniversary of their issuance and up to six months before their maturity, the Issuer may redeem the notes, in part or in full, at a premium of (i) 1.5% of the par value redeemed starting on the second and up to the fourth anniversary of their issuance, (ii) 0.5% of the par value redeemed starting on the fourth anniversary and up to the fifth anniversary of their issuance and (iii) 0.0% thereafter. In the event of partial redemption, the par value of the Bonds called for redemption must be at least €10 million and the par value of the Bonds outstanding prior to such redemption must be at least €50 million. The following is a summary of certain other indicative terms of the Bonds:

•	Corporate transformations will be permitted under certain conditions (including meeting the financial covenants of the Registrant described below).

•	The Issuer and the Registrant will not change the shareholder structure of the Issuer.

•	The Registrant must remain listed in the Nasdaq Stock Market or another regulated market.

•	The Issuer and the Registrant or any of their subsidiaries are obliged to insure their vessels at values higher than their respective loans.

•	The Registrant may make distributions to unitholders up to an amount that will not result in breach of the pro forma financial covenants described below after taking into account the distribution.

•	Financial covenants: the Registrant will be required

○	to maintain a Net Debt to Market value adjusted total assets ratio that is ≤ 0.75; and

○	to maintain an EBITDA to Net interest expense ratio that is ≥ 2.0.

•

The Issuer will be required to maintain a pledged Debt Service Reserve Account (the “DSRA”) including (i) a fixed amount of €100,000 and (ii) 50% of any of the Registrant’s cash disbursements to its unitholders exceeding €20 million, capped at 1/3 of the par value of the Bonds outstanding. When the Registrant’s market value adjusted net worth (MVAN, calculated as market value adjusted assets* minus total liabilities) ≤ $300 million, then the difference between the MVAN and $300 million will be passed on to the DSRA (capped to 1/3 of the par value of the Bonds outstanding). The Registrant may withdraw the amount deposited to the DSRA whenever the MVAN exceeds $300 million.

*	Adjusted for the market value of the fleet on a time charter attached basis (for charters longer than 12 months)

Expected Use of Proceeds

Up to €96.6 million of the proceeds of the Bonds will be used to either repay debt or/and to finance the acquisition of new vessels and the remainder of such proceeds, if any, will be used to finance working capital needs. The Registrant estimates the expenses of the offering to be approximately €3.4 million.

Summary Risk Factors

The following disclosure supplements and updates the risk factors described in “Item 3. Key Information—D. Risk Factors—Summary of Risk Factors” of the Registrant’s annual report on Form 20-F for the year ended December 31, 2021 (the “Form 20-F”). The following disclosure should be read in conjunction with the Form 20-F and the other documents filed by the Registrant with the Securities and Exchange Commission.

Potential recession of the global economy might negatively affect our business activity, cash flow and solvency as there is a strong correlation between world GPD and the demand for transportation of containers. As shown by the following table, a negative trend in world GDP might affect the demand for containerships.

Year	World Annual GDP (%)	Worls Seaborne Container Trade (Million tonnes)	Average Conatinership Earnings (US$ dollars/day)
2008	3.0	1,233.16	20,575
2009	-0.1	1,094.90	6,367
2010	5.4	1,245.72	10,874
2011	4.3	1,357.15	13,391
2012	3.5	1,403.44	7,687
2013	3.5	1,473.91	7,952
2014	3.6	1,556.72	8,545
2015	3.4	1,590.45	10,764
2016	3.4	1,665.27	7,131
2017	3.8	1,761.57	9,035
2018	3.6	1,837.58	12,311
2019	2.9	1,878.05	13,668
2020	-3.1	1,851.91	14,103
2021	6.1	1,955.13	50,802
2022	3.6	1,970.59	85,740

Source: Clarksons Research:

https://www.clarksons.net/n/#/SIN/search/root/contains/10/1;searchText=10659(modal:SIN/timeseries/data/100/latest;t= %5B10659%5D;l=%5B10659%5D;listMode=false)

https://www.clarksons.net/n/#/SIN/search/root/contains/10/1;searchText=98805(modal:SIN/timeseries/data/100/latest;t= %5B534035,98805,534406,534434,541836%5D;l=%5B534035,98805,534406,534434,541836%5D;listMode=false)

https://www.clarksons.net/n/#/SIN/search/root/contains/10/1;searchText=97740(modal:SIN/timeseries/data/100/latest;t= %5B97740%5D;l=%5B97740%5D;listMode=false)

Additional Information

The vessel M/V Archimidis which the Registrant agreed to sell on May 30, 2022, together with the M/V Agamemnon was delivered to its new owner on July 6, 2022. The M/V Agamemnon is expected to be delivered by the end of August 2022.

On May 26, 2022, Engie Energy Marketing Singapore Pte Ltd. the charterer of LNG/C Adamastos exercised its option to extend the firm charter period to 7 years (from 5 initially) adjusting accordingly the time charter rate.

On January 25, 2021, the Partnership’s Board of Directors approved a unit repurchase program, authorizing the Registrant to repurchase up to $30.0 million of units of its common unit, effective for a period of two years. The repurchase plan commenced on February 19, 2021, and as of June 30, 2022, the Partnership repurchased 567,289 common units at an average cost of $13.07 per unit.

As of May 31, 2022, the average charter duration and total contracted revenue of the 23 vessels including the 174,000 cbm latest generation X-DF LNG carrier and the three 13,278 TEU hybrid scrubber-fitted Tier III and Phase III, dual fuel ready eco container sister vessels we agreed to acquire from Capital Maritime & Trading Corp. and excluding the vessels M/V Archimidis and M/V Agamemnon we agreed to sell to a third party, were 5.6 years and $1.4 billion respectively based on the earliest redelivery date from the charterer, and 10.1 years or $2.6 billion respectively assuming all options to extend the charter included in the charter agreements were to be exercised.

The following table sets forth certain information regarding the insurance coverage of the Registrant’s fleet as of May 31, 2022:

Type	Aggregate Sum Insured for All Vessels in Our Existing Fleet
Hull & Machinery	$2.8 billion
Increased Value (including Excess Liabilities)	$600 million additional “total loss” coverage
Hull & Machinery (War Risks)	$3.4 billion
Protection and Indemnity (P&I) Pollution	Up to $1.0 billion per incident per vessel

The European Union (EU) has replaced its reduced supply of Russian gas with LNG as shown in the table below, demonstrating the strategic significance of LNG in the energy mix. At the same time, the EU has added natural gas and LNG in the EU taxonomy funding scheme increasing the drive for additional LNG infrastructure in the Union.

	Russian Imports of Natural Gas		LNG Imports		Total EU Natural Gas imports
Million Cubic Meters	2021	2022	2021	2022	2021	2022
January	12,648	13,325	5,406	11,802	31,864	44,116
February	12,393	7,241	6,495	13,424	33,133	35,462
March	12,046	8,624	9,550	11,604	35,333	35,115
April	12,473	10,171	10,524	12,311	36,769	37,155
May	12,679	8,839	9,158	13,361	35,290	36,873
June	12,663	7,929	8,468	13,206	32,950	35,528
July	11,901		5,700		30,401
August	10,341		5,194		28,793
September	11,159		4,943		29,241
October	11,122		5,366		29,590
November	10,227		6,706		31,846
December	10,378		8,777		34,177

Source: https://www.bruegel.org/publications/datasets/european-natural-gas-imports/

Forward-Looking Statements

The statements in this report that are not historical facts, including among other things, the expected offering of Bonds and use of proceeds therefrom and the performance of the Registrant’s LNG/Cs, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk factors” in the Registrant’s annual report filed with the SEC on Form 20-F as supplemented and updated in this report. Unless required by law, the Registrant expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. The Registrant assumes no responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.

Dated: July 21, 2022	By:	Capital GP L.L.C., its general partner

/s/ Gerasimos (Jerry) Kalogiratos
		Name:	Gerasimos (Jerry) Kalogiratos
		Title:	Chief Executive Officer of Capital GP L.L.C.